August 17, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller
Joseph McCann

Re:	Marvell Technology Group Ltd.
Definitive Proxy Statement on Schedule 14A
Filed May 29, 2009
File No. 000-30877

Gentlemen:

On behalf of Marvell Technology Group Ltd. (also referred to herein as “we” and “our”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 3, 2009 relating to our Definitive Proxy Statement on Schedule 14A filed with the Commission on May 29, 2009 (the “2009 Proxy Statement”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2009 Proxy Statement.

1. We have reviewed your response to prior comment 1 in your letter dated July 9, 2009. To the extent that you have not previously disclosed in your filings the substantive portions of that response, please confirm to us that you will disclose the substantive portions of that response in your next applicable future filings.

Response:

In response to the Staff’s comment, in our next proxy statement for next year’s annual general meeting, we will disclose the substantive portions of our response to prior comment 1 in our letter dated July 9, 2009 that have not been previously disclosed in a prior filing with the Commission.

Conclusion

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at 408-222-8389 or Tom Savage at 408-222-9753. In addition, we would request that you provide a facsimile of any additional comments you may have to me at 408-222-1917 or Tom Savage at
408-222-9177.

Thank you for your assistance.

Very truly yours,

/s/ Clyde R. Hosein

Clyde R. Hosein
Chief Financial Officer
Marvell Technology Group Ltd.